Exhibit (a)(1)(viii)

THE LAW OFFICES OF STEVEN P. LOMBARDI 1571 MORRIS AVENUE UNION, NEW JERSEY 07083 Attorney of Record: Steven P. Lombardi	Office of the Superior Court Clerk By Deputy Clerk of the Superior Court JUN 30 2005 Received and Filed ESSEX

Spring Partners, LLC on behalf of itself and all others similarly situated,	:	SUPERIOR COURT OF NEW JERSEY

	:	Chancery Division: Essex County

Plaintiff,	:	Civil Action No.: C-214-05

-against-	:	SHAREHOLDER CLASS ACTION COMPLAINT
:
Net2Phone Inc., IDT Corporation, Liore Alroy, Harry C. McPherson, Jr., Marc J. Oppenheimer,	:
James A. Courter, Jesse P. King, Michael J. Weiss, M.D., Ph.D., Howard S. Jonas, Stephen M.	:
Greenberg and James R. Mellor,

:
Defendants.	:

Plaintiff, as and for its class action complaint, alleges upon personal knowledge as to itself and its own acts, and upon information and belief derived from, inter alia, a review of documents filed with the Securities Exchange Commission (“SEC”) and publicly available news sources, such as newspaper articles, as to all other matters, as follows:

NATURE OF THE ACTION

1.	This is a shareholder class action on behalf of the stockholders of Net2Phone Inc. (“Net2Phone” or the “Company”) against its directors and others to enjoin defendants from causing the Company to be acquired by its controlling shareholder, IDT Corporation (“IDT”) at an inadequate consideration through a tender offer for the outstanding shares of Net2Phone not owned by IDT followed by a merger (the “Proposed Transaction”) and to obtain other appropriate relief.

PARTIES

2.	Plaintiff Spring Partners LLC has owned shares of Net2Phone common stock at all relevant times and continues to own such shares.

3.	Defendant Net2Phone is a Delaware corporation headquartered at 520 Broad Street Newark, New Jersey 07102. The Company is a provider of Voice over Internet Protocol, or VoIP, communications services. It began operations in 1995 as a division of IDT Corporation, or IDT, and was incorporated in Delaware as a separate subsidiary of IDT in October 1997. The company is comprised of two wholly owned subsidiaries: (i) Net2Phone Global Services (“NGS”), and (ii) Net2Phone Cable Telephony (“NCT”). NGS is a leading global provider of VoIP services to retail consumers and small- to medium-sized businesses around the world. NCT’s mission is to empower cable operators in North America and Western Europe with the toolset to offer residential replacement phone service to their subscribers utilizing their existing cable networks. Substantially all of the Company’s revenue has been, and is currently, derived from NGS. The Company is traded on the NASDAQ under the symbol NTOP. Net2Phone has approximately 28,911,750 shares of Class A common stock and 47,317,770 shares of common stock outstanding. Holders of the Company’s Class A common stock are entitled to two votes per share and holders of the Company’s common stock are entitled to one vote per share on each matter to be voted upon.

4.	Defendant IDT is a Delaware corporation with its principal place of business at 520 Broad Street, Newark, New Jersey. IDT was founded in August 1990 by its Chairman,

defendant Howard S. Jonas. IDT is a multinational telecommunications and entertainment company which operates in four segments: (i) IDT Telecom, which offers retail and wholesale telecommunications services, (ii) IDT Entertainment, which operates IDT’s animation production and home entertainment distribution businesses, (iii) IDT Capital, which is responsible for developing, growing and, in some cases, operating new or innovative business ideas; and (iv) Voice over IP, which is provided by Net2Phone. IDT currently owns securities representing approximately 41% of Net2Phone’s outstanding equity securities and approximately 57% of the total voting power of Net2Phone’s outstanding equity securities. As a result, IDT has the power to nominate and elect the members of the Company’s board of directors.

5.	Defendant Liore Alroy (“Alroy”) has served as a director of Net2Phone since 2004. Alroy has also served as the Company’s CEO since October 31, 2004. From January 2003 to October 2004, Alroy served as a Senior Vice President of IDT. In this role, Alroy was responsible for mergers and acquisitions, strategic initiatives and related financing activities for IDT, and was also a strategic advisor for Net2Phone’s cable telephony business. From July 2001 to December 2002, Alroy served as an independent consultant to IDT, performing similar functions.

6.	Defendant Harry C. McPherson (“McPherson”) has served as a director of Net2Phone since October 1999.

7.	Defendant Marc J. Oppenheimer (“Oppenheimer”) has served as a director of Net2Phone since October 2003.

8.	Defendant James A. Courter (“Courter”) has served as a director of Net2Phone since May 1999. Courter has also served as the CEO and Vice Chairman of the Board of IDT since August 2001. He served as President of IDT from October 1996 until July 2001, and has been a director of IDT since March 1996. In addition, since December 1999, Courter has served as a director of IDT Telecom, Inc. and, since November 2003, as a director of IDT Entertainment, Inc. Courter was a senior partner in the New Jersey law firm of Courter, Kobert & Cohen, and he was also a partner in the Washington, D.C. law firm of Piper Rudnick LLP (then Verner, Liipfert, Bernhard, McPherson & Hand).

9.	Defendant Jesse P. King (“King”) has served as a director of Net2Phone since October 2001. He also previously served as a director of the Company from July 1999 to December 2000.

10.	Defendant Michael J. Weiss, M.D., Ph.D. (“Weiss”) has served as a director of Net2Phone since November 2001.

11.	Defendant Howard S. Jonas (“Jonas”) has served as a director of Net2Phone since October 2001. Jonas also served as Chairman of the Company’s Board of Directors from October 2001 until October 2004, and has since served as the Vice Chairman. Further, Jonas founded IDT in August 1990 and has served as Chairman of IDT’s Board of Directors since that time. In addition, Jonas served as Chief Executive Officer of IDT from December 1991 until July 2001, as President of IDT from December 1991 through September 1996, and as Treasurer from IDT’s inception through 2002. Since December 1999, Jonas has also served as the Chairman of the Board of Directors of IDT Telecom, Inc. Since November 2003, Jonas has served as a Co-Chairman of the Board of Directors of IDT Entertainment, Inc. Jonas is also the founder and has been President of Jonas Publishing since its inception in 1979.

12.	Defendant Stephen M. Greenberg (“Greenberg”) has served as a director of Net2Phone since June 2000. Greenberg joined Net2Phone in August 2000 as Chairman of the Office of the President. He currently serves as the Chairman of the Company’s Board of Directors, and previously served as the Company’s Chief Executive Officer and Vice Chairman of the Board of Directors from 2000 to October 2004. Greenberg has received and may continue to receive compensation from IDT for services solely performed for IDT as permitted by his employment agreement with the Company. In fiscal 2004, Greenberg received compensation of approximately $600,000 from IDT for these services.

13.	Defendant James R. Mellor (“Mellor”) has served as a director of Net2Phone since June 1999. Mellor also served as a director of IDT between August 1997 and June 1999.

14.	The nine individuals listed in paragraphs five through thirteen are hereinafter referred to collectively as the “Individual Defendants”.

15.	By virtue of their positions as directors, and where applicable, officers of Net2Phone and/or their exercise of control and ownership over the business and corporate affairs of Net2Phone, the Individual Defendants have, and at all relevant times had, the power to control and influence and did control and influence and cause Net2Phone to engage in the acts complained of herein. Each Individual Defendant owed and owes Net2Phone and its shareholders fiduciary obligations and were and are required by law to: (1) use their ability to control and manage Net2Phone in a fair, just and equitable manner; (2) act in furtherance of the best interests of Net2Phone and its shareholders; (3) govern Net2Phone in such a manner as to heed the expressed views of its public shareholders; (4) refrain from abusing their positions of control; and (5) not to favor their own interests at the expense of Net2Phone and its public shareholders.

16.	Each defendant herein is sued individually and/or as an aidor and abettor. The Individual Defendants are also sued in their capacity as directors of Net2Phone. The liability of each defendant arises from the fact that they have engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

CLASS ACTION ALLEGATIONS

17.	Plaintiff brings this action as a class action pursuant to New Jersey Civil Rules 4:32-1 through 4:32-4 on behalf of all Net2Phone common stock holders. Excluded from the Class are defendants, members of the immediate families of the defendants, their heirs and assigns, and those in privity with them.

18.	The members of the Class are so numerous that joinder of all of them would be impracticable. While the exact number of Class members is unknown to plaintiff, and can be ascertained only through appropriate discovery, plaintiff believes there are many thousands, if not hundreds of thousands, of Class members. Net2Phone has approximately 28,911,750 shares of Class A common stock and 47,317,770 millions of shares of common stock outstanding.

19.	Plaintiff’s claims are typical of the claims of the Class, since plaintiff and the other members of the Class have and will sustain damages arising out of defendants’ breaches of their fiduciary duties. Plaintiff does not have any interests that are adverse or antagonistic to those of the Class. Plaintiff will fairly and adequately protect the interests of the Class. Plaintiff is committed to the vigorous prosecution of this action and has retained counsel competent and experienced in this type of litigation.

20.	There are questions of law and fact common to the members of the Class that predominate over any questions which, if they exist, may affect individual class members. The predominant questions of law and fact include, among others, whether:

(a)	the defendants have and are breaching their fiduciary duties to the detriment of Net2Phone shareholders;

(b)	the Class has been damaged and the extent to which members of the Class have sustained damages, and what is the proper measure of those damages.

21.	A class action is superior to all other available methods for the fair and efficient adjudication of this controversy, since joinder of all members is impracticable. Further, as individual damages may be relatively small for most members of the Class, the burden and expense of prosecuting litigation of this nature makes it unlikely that members of the Class would prosecute individual actions. Plaintiff anticipates no difficulty in the management of this action as a class action. Further, the prosecution of separate actions by individual members of the class would create a risk of inconsistent or varying results, which may establish incompatible standards of conduct for defendants.

SUBSTANTIVE ALLEGATIONS

The Company

22.	The Company began operations in 1995 as a division of IDT, and was incorporated in Delaware as a separate subsidiary of IDT in October 1997. In August 1999, Net2Phone completed its initial public offering. Since that time the value of the Company’s stock has plummeted from trading as high as the $80-range in 1999 to trading at its lowest price of $1.38 on the last trading day prior to IDT’s announcement of its intent to commence a tender offer for the outstanding shares of the Company it did not already own. The chart below illustrates the dramatic decrease in the value of the Company’s stock on a monthly basis since January 2004.

Date	Open	High	Low	Close	Avg Vol	Adj Close*
Jun-05	1.55	1.82	1.37	1.77	1,160,138	1.77
May-05	1.72	1.80	1.49	1.60	290,595	1.60
Apr-05	1.64	2.03	1.57	1.74	740,133	1.74
Mar-05	2.36	2.57	1.55	1.61	679,204	1.61
Feb-05	2.47	2.97	2.26	2.33	521,210	2.33
Jan-05	3.49	3.49	2.32	2.49	580,305	2.49
Dec-04	3.38	4.16	3.05	3.40	971,331	3.40
Nov-04	3.47	4.04	3.40	3.43	489,071	3.43
Oct-04	3.21	3.72	3.15	3.47	472,976	3.47
Sep-04	2.97	4.00	2.97	3.22	624,947	3.22
Aug-04	3.15	3.55	2.54	2.99	313,177	2.99
Jul-04	4.53	4.58	2.81	3.22	420,509	3.22
Jun-04	4.25	4.83	3.95	4.53	637,090	4.53
May-04	4.06	4.42	3.21	4.28	828,005	4.28
Apr-04	5.30	5.63	3.49	3.86	670,452	3.86
Mar-04	6.80	7.23	4.61	5.14	1,135,582	5.14
Feb-04	6.38	7.40	5.78	6.65	1,344,836	6.65
Jan-04	6.93	8.39	6.09	6.33	1,590,615	6.33

23.	Further, on June 6, 2005, the Company announced that its loss widened substantially in the fiscal third quarter as sales fell 8 percent. Specifically, the Company stated that for the three months ended April 30, Net2Phone recorded a loss of $9.8 million, or 13 cents per share, compared with a year-ago loss of $462,000, or 1 cent per share. In addition, the Company also announced that its revenue declined 8 percent to $19.7 million from $21.5 million.

24.	However, despite the above mentioned downturn in the Company’s financial performance, the Company was also poised to benefit from its technologies in the coming years. As CEO Liore Alroy has stated:

“With our cable partners marketing to more than 1 million homes—up threefold from just three months ago — we now are starting to see traction across all our partners both in the Americas and Europe . . .early feedback indicates that customers want to buy phone service from their broadband providers. As a premier provider of outsourced telephony to broadband operators, we believe Net2Phone is well positioned to garner market share and bring on many residential and enterprise subscribers to our system.”

25.	A snapshot of the Company’s press releases for 2005 confirms Alroy’s view as follows:

•	May 9, 2005: Cable & Wireless (Cayman Islands) Ltd Launches Residential Broadband Telephony Service with Net2Phone

•	April 5, 2005: Net2Phone Expands National Cable Television Cooperative (NCTC) Platinum Vendor Status

•	April 4, 2005: Motorola and Net2Phone Expand Joint Relationship

•	February 23, 2005: Net2Phone to Provide VoIP Services to Colombia’s Largest Telecommunications Operator

IDT’s Interests in Net2Phone

26.	IDT currently owns approximately 41% of Net2Phone’s outstanding equity securities and approximately 57% of the total voting power of Net2Phone’s outstanding equity securities. As a result, IDT has the power to nominate and elect the members of the Company’s board of directors, so long as at least five members are not affiliated with the Company, IDT or AT&T Corp. as required by the Company’s Bylaws.

27.	The Company also maintains a number of business relationships with IDT and its affiliates which allows IDT to exercise control over it, including, among others, the following:

•	In fiscal 2004, IDT was the Company’s largest carrier customer, representing approximately 33.8 percent of Net2Phone’s carrier revenue for fiscal 2004, and together with its affiliates, approximately 7.2 percent of the Company’s total revenue.

•	In fiscal 2004, the Company purchased wholesale carrier services from IDT for $4.5 million.

•	In fiscal 2004, IDT and its affiliates paid the Company $4.9 million for carrier services.

•	The Company’s corporate headquarters and several other facilities are leased from IDT. In fiscal 2004, the Company paid IDT $1.9 million in lease payments.

•	IDT’s treasury function provides investment management services relating to the Company’s portfolio of marketable securities. During fiscal 2004, IDT’s treasury group processed $38.5 million in securities purchases and sales for the Company.

•	On occasion, the Company has aggregated with IDT purchases of long distance minutes and other services.

•	The Company outsources some of its administrative and support functions to IDT. These administrative functions include, but are not limited to, tax consulting services, payroll services, and internal audit support services. In most cases, fees for services are negotiated on a cost recovery basis. In March 2004, the Company entered into an Intellectual Property Legal Services Agreement with IDT, pursuant to which the Company will receive legal services from IDT related to a wide variety of intellectual property matters, including, but not limited to, patent and trademark prosecution and technology protection and development. Based upon this agreement, the Company will pay IDT a percentage of licensing fees it may receive related to specific technologies as a result of IDT’s assistance in these matters, in addition to a $25,000 monthly fee for these services. In addition, the Company has entered into a Tax Services Agreement pursuant to which it pays IDT $10,000 a month for tax services, and an Internal Audit Agreement pursuant to which it pays IDT on a cost recovery basis. During fiscal 2004, the Company incurred fees totaling $0.5 million for all such administrative and support services.

•	On occasion, the Company provides administrative, technical development and support services to IDT based on the need for such services. During fiscal 2004, the Company charged IDT reimbursement fees for project support services totaling $0.3 million.

•	The Company occasionally uses the same service providers as IDT. For example, Ernst & Young LLP provides auditing and accounting services for IDT and for the Company. McDermott, Will & Emery provides legal services to IDT and also serves as the Company’s counsel on occasion.

28.	In addition, Net2Phone’s headquarters are located in the same building as IDT’s headquarters in Newark, New Jersey. Further, as indicated supra, the Company’s vice chairman of the board, Howard Jonas, is also the founder of IDT and chairman of IDT’s Board of Directors; the Chairman of the Company, defendant Greenberg, has received and may continue to receive compensation from IDT for services solely performed for IDT (in fiscal 2004, Greenberg received compensation of approximately $600,000 from IDT for these services); defendant Courter also serves as a director and the chief executive officer of IDT; and the Company’s CEO, defendant Alroy, whose appointment was promoted by IDT, was previously a senior vice president of IDT.

The Proposed Offer

29.	On June 28, 2005, IDT issued a press release announcing its intent to commence a tender offer for all of the outstanding shares of Net2Phone’s common stock that IDT did not already own at $1.70 per share. Specifically, the press release stated as follows:

IDT Corporation (NYSE:IDT, IDT.C) announced that its President, Ira A. Greenstein, has today delivered to the Board of Directors of Net2Phone, Inc. (NASDAQ: NTOP) notice of IDT’s intention to commence a tender offer for all outstanding shares of common stock of Net2Phone not owned by IDT or its affiliates, at a price of $1.70 per share, net to the sellers in cash, without interest. IDT currently, directly and indirectly, owns 2,773,798 shares of Net2Phone common stock and 28,896,750 shares of Net2Phone class A common stock representing approximately 41% of Net2Phone’s outstanding equity securities and approximately 57% of the total voting power of Net2Phone’s outstanding equity securities. IDT anticipates that the offer will be commenced after the Special Committee of the Net2Phone Board of Directors and its advisors have had an opportunity to review and consider the offer.

The closing price for the Net2Phone common stock on June 28, 2005 was $1.41.

The offer will be subject to the non-waivable condition that it be accepted by holders of a majority of the outstanding shares of common stock of Net2Phone not owned by IDT and its affiliates. The offer will be subject to the waivable condition that IDT directly or indirectly own at least 90% of the outstanding shares of common stock of Net2Phone following consummation of the offer. As promptly as practicable following the consummation of the offer, IDT will effect a merger of Net2Phone with a subsidiary of IDT in which all remaining holders of Net2Phone common stock would receive the same consideration for their shares as the holders who tendered their shares received in the offer. The offer also will be subject to other terms and conditions that will be set forth in the tender offer materials to be distributed to Net2Phone stockholders. Following consummation of the merger, IDT intends to delist Net2Phone’s common stock from quotation on Nasdaq and terminate the registration of Net2Phone’s common stock under the Securities Exchange Act of 1934.

30.	Recognizing the Company’s potential for greater growth, the Company’s controlling shareholder has determined to deny the Company’s public shareholders the opportunity to obtain fair value for their equity interest by proposing a transaction at an inadequate premium, thereby denying the Company’s public shareholders the opportunity to obtain fair value for their equity interest.

31.	The Company’s board has stated that a committee of independent directors that the Company had formed in 2004 to review and evaluate agreements between the Company and IDT, has retained The Blackstone Group as its financial advisor and Kirkland & Ellis LLP as its legal counsel and that it will review IDT’s proposal. However, given that the members of the board were elected as a result of voting by IDT, and given the other incidents of IDT’s control over the Company as alleged supra, the committee cannot render an impartial and fair evaluation of IDT’s proposal.

32.	The consideration to be paid to class members in the Proposed Transaction is unfair and inadequate because, inter alia,:

(a)	the intrinsic value of Net2Phone’s common stock is in excess of the $1.70 per share offered by IDT, giving due consideration to the Company’s prospects for growth and profitability in light of its business, earnings power, present and future; and

(b)	the $1.70 per share price is not the result of arm’s length negotiations but was fixed arbitrarily by IDT to “cap” the market price of the Company and obtain its assets and businesses at the lowest possible price.

33.	The Proposed Transaction is an attempt by IDT to aggrandize itself at the expense of the Company’s public stockholders. The Proposed Transaction will, for inadequate consideration, deny plaintiff and the other members of the Class the opportunity to share proportionately in the future success of the Company and its valuable assets, while permitting IDT to benefit wrongfully from the transaction.

34.	Given IDT’s stock ownership of the Company and its representation on the Board of Directors, it is able to dominate and control the other directors. Under the circumstances, none of the directors can be expected to protect the Company’s public shareholders in a transaction which benefits IDT at the expense of the Company’s public shareholders.

35.	Because of the stock ownership of the Company by IDT, no third party, as a practical matter, can attempt any competing bid for the Company as the success of any such bid would require the consent and cooperation of IDT.

36.	Plaintiff and the other members of the Class will suffer irreparable injury unless defendants are enjoined from breaching their fiduciary duties to the Company’s public shareholders in a proposed transaction which will benefit IDT and its affiliates at the expense of the public shareholders.

37.	Plaintiff and other members of the class have no adequate remedy at law.

WHEREFORE, plaintiff demands judgment as follows:

1.	determining that this action is a proper class action under New Jersey Civil Rules 4:32-1 through 4:32-4, and that plaintiff is a proper Class representative;

2.	declaring that the Individual defendants have breached their fiduciary duties to plaintiff and the Class and aided and abetted such breaches;

3.	enjoining the Proposed Transaction and, if the Proposed Transaction is consummated, rescinding it;

4.	awarding plaintiff and the class compensatory and/or rescissory damages as allowed by law;

5.	awarding interest, attorney’s fees, expert fees and other costs, in an amount to be determined; and

6.	granting such other relief as the Court may find just and proper.

TRIAL ATTORNEY DESIGNATION

Plaintiff hereby designates Steven P. Lombardi as trial counsel in accordance with the Rules of Court.

CERTIFICATION

I, Steven P. Lombardi, hereby certify in accordance with Rule 4:5-1, that this is the only action presently pending between these parties and that no other action or arbitration is pending or contemplated and that to plaintiff’s knowledge no other person should be joined as a party in these proceedings.

Dated: June 30, 2005	LAW OFFICES OF STEVEN P. LOMBARDI
1571 Morris Avenue
Union, New Jersey 07083
(908) 206-1986

	By:	/s/ Steven P. Lombardi
Steven P. Lombardi

Attorneys for Plaintiff and the Proposed Class

Of Counsel:

THE BRUALDI LAW FIRM

29 Broadway, Twenty Fourth Floor

New York, New York 10006

(212) 952-0602

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